SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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OPTIONS TALENT GROUP

(Exact Name of Registrant as Specified in its Charter)

 Nevada

0-22382

56-1051491

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(State or Other Jurisdiction

(Commission

(IRS Employer

    of Incorporation

File Number)

Identification No.)

1701 Park Center Drive, Orlando, Florida

32835

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  (Address of Principal Executive Offices)

(Zip Code)

(888) 590-9994

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Registrant's telephone number, including area code

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 (Former Name or Former Address, if Changed Since Last Report)

November 15, 2002

GENERAL

This Information Statement is being furnished by the Board of Directors of Options Talent Group (the “Company”) to the holders of record at the close of business on September 20, 2002 of the outstanding shares of our common stock, par value $0.001 per share (“Common Stock”), in connection with a proposed change in the membership of the Board of Directors of the Company (the “Board of Directors”).  Such change is to be made pursuant to an Agreement and Plan of Merger, dated as of September 5, 2002 (the “Merger Agreement”), by and among the Company, Trans Continental Acquisition Corp., a wholly-owned subsidiary of the Company (the “Acquisition Sub”), Trans Continental Classics, Inc., a Delaware corporation (“TCCI”), the holders of the Company’s Series C Convertible Preferred Stock (“Preferred Stock”), and the other parties named therein. This Information Statement is being mailed to the Company’s stockholders on or about November 15, 2002.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AND RULE 14F-1 PROMULGATED THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Pursuant to the Merger Agreement, the Acquisition Sub merged with and into TCCI (the “Merger”), with TCCI continuing as the surviving corporation, effective September 6, 2002.  In the Merger, each share of TCCI's common stock outstanding was converted into the right to receive, in two installments, such number of fully paid and non-assessable shares of the Company’s Common Stock as shall equal 51% of the fully diluted capital stock (which includes the Preferred Stock on an as-converted to Common Stock basis) of the Company as of September 6, 2002.

On the effective date of the Merger (September 6, 2002), Louis J. Pearlman and Gregory T. McDonald, the sole owners of the capital stock of TCCI immediately prior to the Merger (the “TCCI Shareholders”), were issued an aggregate of 116,280,000 shares of Common Stock which represented 50.5% of the Common Stock outstanding immediately after such issuance and which represented 21.9% of such Common Stock assuming the conversion of all of the outstanding shares of Preferred Stock. The additional shares of Common Stock issuable to the TCCI Shareholders are described below.

Pursuant to the Merger Agreement, the Company agreed to, and has effected as of September 20, 2002, a 100-to-1 reverse split of its Common Stock which included a decrease in the number of authorized shares of Common Stock of the Company from 500,000,000 to 5,000,000.  Applicable Nevada general corporate law permitted the completion of such reverse stock split without stockholder approval.  The Company has also agreed pursuant to the Merger Agreement to increase its authorized shares of Common Stock back to 500,000,000 subsequent to said reverse split, which increase has been approved by the written consent of the holders of the required number of shares of voting capital stock of the Company, subject to the requirements of Regulation 14C promulgated under the Securities Exchange Act of 1934.  Following such increase of the authorized shares of Common Stock, the Company will issue additional shares of Common Stock to the TCCI Shareholders such that the aggregate number of shares received by the TCCI Shareholders shall equal 51% of the fully diluted capital stock (including the Preferred Stock on an as-converted to Common Stock basis). The holders of the Preferred Stock have agreed that five days after such issuance of additional shares, the Preferred Stock will be converted to Common Stock.

As further consideration to the Company to enter into the Merger Agreement, Louis J. Pearlman, previously a 50% stockholder of TCCI, agreed for a period of at least 60 months to serve as the Company’s Chairman of the Board and to provide certain services to the Company, including the following:

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being actively involved in the promotion of the Company;

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using his best efforts to launch an episodic television show that will support the credibility and business objective of the Company;

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allowing or causing to be allowed, as necessary, links from websites maintained by the Company to websites controlled or maintained by Mr. Pearlman, Transcontinental Records, and/or their respective affiliates, including, without limitation, loupearlman.com; naturalofficialsite.com; o-townrecords.com; otownbands.com; t-con.com; and makingthehit.com;

•

permitting the Company to include the successes of Mr. Pearlman, Transcontinental Records, and any of their affiliates in the promotional and marketing materials and efforts of the Company; subject to Mr. Pearlman's review and reasonable consent with respect to such inclusion of any specific matter;

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upon the reasonable request of the Company, arranging for personal/promotional appearances of artists and other persons represented by Transcontinental Records and/or Mr. Pearlman at events held or arranged by the Company, including, without limitation, one-time events and office guest appearances, the cost of which shall be on a most favored customer basis;

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fully participating in the development of strategy and execution of operations of the Company;

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using his best efforts to facilitate the establishment of joint ventures and licensing arrangement in the United States, Canada, Europe and Asia with respect to the objectives of the Company; and

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fully participating in the development and launch of a music-based franchising division of the Company (similar to the current modeling-based franchise business of the Company) in 2002 with the goal of 60 sales of such franchises by the Company at approximately $20,000 during the first half of 2003.

Mr. Pearlman has also caused TCCI to grant the Company a royalty-free license to the trademark “Trans Continental,” on an exclusive basis for modeling related activities and on a non-exclusive basis for other uses.

Pursuant to the Merger Agreement, for so long as the TCCI Shareholders continue to hold (directly or indirectly) more than 50% of the Company’s voting capital stock on a fully-diluted basis, the Company shall maintain the number of directors at five and will nominate for election to the Board of Directors three nominees designated by the TCCI Shareholders and two nominees designated by the Preferred Stock holders. Prior to the Merger, the holders of the Preferred Stock had the right to elect three members of the Board of Directors.  However, following the conversion of the Preferred Stock as discussed above, the former Preferred Stock holders shall no longer have the right as a class to cause the Company to designate any Board nominee nor elect any directors.  The initial designees of the TCCI Shareholders are Louis J. Pearlman, Gregory T. McDonald and Jeffrey P. Kranzdorf. The initial designees of the Preferred Stock holders are Mark R. Tolner and Neil Mauskapf. Each of the parties to the Merger Agreement agreed to take such actions as are necessary to effect the nomination and/or election of such designees. The Merger Agreement provides that each designee is to serve on the Board of Directors for a term of three years.

On September 5, 2002, the holders of all of the issued and outstanding shares of Preferred Stock (representing a majority of the voting capital stock) of the Company approved the terms of the Merger Agreement and certain related matters.  Mohamed Hadid, Anthony Ruben and Rafiah Kashmiri have agreed to resign from the Company’s Board of Directors and the remaining members of the Board of Directors have agreed to appoint the initial designees of the TCCI Shareholders to serve in their place. The designees of the Preferred Stock holders were directors prior to the Merger Agreement and will continue to serve in such capacity. Thus, all required corporate approvals for the election of the designees of the TCCI Shareholders and the Preferred Stock holders to the Board of Directors have been obtained. However, the TCCI Shareholder designees will not assume office until at least ten (10) days after this Information Statement is filed with the Securities and Exchange Commission (“SEC”) and mailed to all holders of record of the Company’s shares as required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

Pursuant to the Merger Agreement, Mr. Pearlman has also been appointed as Chairman of the Board of the Company, effective as of the date he becomes a director, and Mr. McDonald has been appointed as President of the Company, effective as of September 5, 2002. In addition, Messrs. Pearlman, McDonald and Kranzdorf were appointed as directors of the Company’s primary operating subsidiary, Trans Continental Talent, Inc. (formerly Options Talent, Inc.) and Messrs. Pearlman and McDonald were appointed as Trans Continental Talent, Inc.’s Chairman of the Board and President, respectively, effective September 5, 2002.

The information contained in this Information Statement concerning TCCI has been furnished to the Company by such entity and its controlling shareholders, and neither the Company nor its agents assume any responsibility for the accuracy or completeness of such information.

In connection with the Merger, a Lock-Up and Escrow Agreement, dated September 5, 2002, was entered into by and among Louis J. Pearlman, Gregory T. McDonald, The Jefferson Trust, The Paramount Trust, The Morgan Trust, Mohamed Hadid, Richard Walk, Mark R. Tolner and Cynthia D. Klein (collectively, the “Shareholder Parties”), the Company, and Jeffrey Kranzdorf as Escrow Agent. The purpose of the Lock-Up and Escrow Agreement is to restrict the transferability of Common Stock and Series C Preferred Stock of the Company and to provide that the holders of Series C Preferred maintain their percentage ownerships in the Company as compared with the percentage ownerships of Messrs. Pearlman and McDonald and their respective affiliates.

The Shareholder Parties have agreed to place all of their shares of Common Stock and Preferred Stock in escrow, and the Company has agreed to place in escrow all of the shares of Common Stock issued to the TCCI Shareholders pursuant to the Merger. The escrowed shares will be released (a) to the Shareholder Parties upon the written instructions of Shareholder Parties owning at least 85% of the escrowed shares; or (b) with respect to any or all of the escrowed shares of a specific Shareholder Party, upon the written instruction of such Shareholder Party and the written confirmation of the Company that it has received an acceptable opinion of counsel, to a purchaser of such shares pursuant to Rule 144 under the Securities Act of 1933; provided that the all of the Shareholder Parties shall share the proceeds of any such Rule 144 sale pro rata on as converted basis (as if they have converted all of their preferred shares into Common Stock and the Rule 144 sale had not taken place); and after the receipt of such proceeds each receiving Shareholder Party will transfer to the selling Shareholder Party its pro rata portion of the escrowed shares deemed sold. Except pursuant to Rule 144, the Shareholder Parties may not otherwise transfer, pledge or encumber any of their escrowed shares as long as the Lock-Up and Escrow Agreement is in effect.

Each of Messrs. Pearlman and McDonald and their respective affiliates is obligated to transfer a portion of any Company's securities acquired by such party from the Company (excluding the additional shares of Common Stock issued in connection with the Merger) after the date of the Lock-up and Escrow Agreement to the holders of Series C Preferred so that such Series C Preferred Shareholders maintain their respective percentage ownerships as compared to the percentage ownerships of Messrs. Pearlman and McDonald and their respective affiliates.

This agreement contains customary escrow provisions. The Shareholder Parties agreed to indemnify the Escrow Agent from all losses incurred in connection with his performance under the Lock-Up and Escrow Agreement, other than those resulting from gross negligence or willful misconduct.

VOTING SECURITIES

As of November 14, 2002, there were 2,302,165 shares of our Common Stock outstanding and 5,000,000 shares of Series C Convertible Preferred Stock outstanding (after giving effect to the 100-to-one reverse stock split effected September 20, 2002).  Each share of Preferred Stock is convertible into 0.60 shares of Common Stock.  Pursuant to our Articles of Incorporation, each share of Common Stock entitles its holder to one vote on all matters submitted to a vote of the stockholders, and pursuant to the Certificate of Designations for the Preferred Stock, each share of Preferred Stock entitles its holder to vote on an as-converted basis on all matters submitted to a vote of the stockholders.

BOARD OF DIRECTORS

The Board of Directors of the Company currently consists of five members. During the fiscal year ended July 31, 2002, the Board of Directors held a total of eleven meetings.  Each director attended at least 75% of the Board of Director meetings. No meetings of committees of the Board of Directors were held during the 2002 fiscal year.  No family relationships exist between any of the directors and officers of the Company.

On September 5, 2002, the Company entered into Indemnification Agreements with each of its current directors and each of the persons designated by the TCCI Shareholders to serve as directors. The Company has agreed to indemnify each of these persons, to the fullest extent permitted by its Articles of Incorporation, By-Laws and applicable law, against all expenses, liabilities and losses, including attorneys’ fees, judgments, fines and settlements, incurred in connection with any threatened, pending or contemplated investigation, claim, action, suit or proceeding, whether existing at the date of the Indemnification Agreement or thereafter, to which such person is a party or is threatened to be made a party by reason of any action or inaction in his or her capacity as an officer or director, or in which any such person is otherwise involved by reason of serving the Company or any subsidiary or division as a director, officer, employee or agent, or by reason of serving in such capacity for any other entity at the Company’s request.  The Company also agreed to pay such expenses in advance of the final disposition of any such investigation, claim, action, suit or proceeding, subject to its receipt of any undertaking from the indemnified person to repay the amount advanced if it is ultimately determined that such person is not entitled to be indemnified by the Company. The Company’s indemnification obligation does not extend to violations of Section 16(b) of the Securities Exchange Act of 1934 relating to short-swing profits from sales of securities. Under the Indemnification Agreements the Company may, but is not obligated to, establish a trust to fund its obligations to the indemnified persons. No such trust has been established to date.

The Company’s Articles of Incorporation contain a provision which eliminates the personal liability of a director of the Company to the Company or its stockholders for monetary damages for a breach of his fiduciary duty as a director to the fullest extent permissible under Nevada law.

THE TCCI SHAREHOLDER DESIGNEES

Each of the designees of the TCCI Shareholders has been elected to serve as a director for a three-year term, and will take office not sooner than ten (10) days after this Information Statement has been filed with the SEC and mailed to the shareholders of the Company. The names, principal employment or occupation and five year employment history of each of the TCCI Shareholder designees are set forth below.

Louis J. Pearlman, age 48, has served as the chairman of the board and chief executive officer of Trans Continental Records, Inc., an entertainment company responsible for discovering and developing the music groups Backstreet Boys, ‘NSYNC, LFO, Natural and O-Town, since he founded the company in February 1992. Mr. Pearlman also served as president of Trans Continental Records from 1991 to August 1999, and as Executive Chairman from August 1999 to present. Trans Continental Records, Inc. currently produces and markets (through its Trans Continental Television Productions unit) the ABC/MTV series "Making the Band" and markets and distributes worldwide (through its Trans Continental Pictures unit) the feature-length motion picture "Longshot," which features appearances by Britney Spears and members of ‘NSYNC, among others. From June 1982 to October 2001, Mr. Pearlman served as the president, chief executive officer and chief operating officer of Clean Systems Technology Group, Ltd. (formerly known as Entertainment International, Ltd., and known as Airship International, Ltd. prior thereto), an OTC Bulletin Board public company, engaged in the gas manufacturing and delivery systems industry since October 2001, and from October 1998 to October 2001 engaged in the entertainment industry. Clean Systems Technology Group, Ltd. currently is inactive. Mr. Pearlman currently serves on the board of directors of Clean Systems Technology Group, Ltd.

Gregory T. McDonald, age 53, is the president of Trans Continental Records, Inc., a position he has held since August 1999. Mr. McDonald also currently serves as the president of Heritage Entertainment Inc., a position he has held since 1983. Heritage Entertainment is in the entertainment and records industry. Mr. McDonald also serves as the chairman of Management One, LLC, a personal management firm representing recording and performing artists including, Julio Iglesias and Jose Feliciano. Mr. McDonald has held this position since early 2002. Mr. McDonald was the president of spinplanet.com, an Internet based entertainment company.

Jeffrey P. Kranzdorf, age 47, is a practicing attorney and has operated his own legal practice since January 1993.

CURRENT DIRECTORS OF THE COMPANY

The following list sets forth the name and present principal occupation or employment, and principal occupations, positions, offices or employments for the past five years, of each director of the Company. Messrs. Hadid and Ruben and Ms. Kashmiri will resign from the Board of Directors as of the date on which the TCCI designees take office. Messrs. Tolner and Mauskapf will continue to serve as directors for a three-year term from the date on which the TCCI designees take office.

Mark R. Tolner, age 46, has served as a member of the Board of Directors of the Company since January 2002, and as Chief Executive Officer of the Company and its principal operating subsidiary, Trans Continental Talent, Inc. (formerly Options Talent, Inc.), since September 5, 2002. Mr. Tolner held the positions of President of the Company from August 2001 to September 2002 and President of Options Talent, Inc. from January 2002 to September 2002.  From April 1999 to August 2001, he served as President and CEO of EnterTech Media Group, a film production and distribution company headquartered in Los Angeles, California.  From November 1979 to May 1998, Mr. Tolner served as President of Shirlstar (Holdings) Limited, a venture capital firm, in London, England.

Neil Mauskapf, age 37, joined Options Talent Group in January 2002 as Chief Technology Officer of the Company and its principal operating subsidiary Options Talent, Inc. (now known as Trans Continental Talent, Inc.). He has served as a member of the Board of Directors of the Company since June 2002. From 2000 to January 2002 Mr. Mauskapf served as Director of Project Management, Customer Integration for Merchant Wired Inc., a company majority owned by Simon Property Group in Indianapolis Indiana. During 1991-1999, Mr. Mauskapf held various management positions with CompUSA.  He holds a BA in Mathematics from University of Missouri, St. Louis, a MA in Political Science from Rutgers University and received an MBA from Indiana University.

Mohamed Hadid, age 54, has served as the Company's Chairman of the Board since December 1998 and as its Secretary since January 2002. From January 2002 to September 2002, Mr. Hadid also served as the Company's Chief Executive Officer. Since August 1999, Mr. Hadid has served as chairman of the Hadid Development Group, a private property development company. From June 1999 to November 2000, Mr. Hadid served as chairman of The Entertainment Internet, a then public Internet services company. The Entertainment Internet filed for protection under Chapter 11 in 2000, which later was changed to Chapter 7 bankruptcy. On November 8, 1999, Mohamed Hadid filed a voluntary petition in the U.S. Bankruptcy Court for the Central District of California seeking relief relating to personal matters as of November 22, 2000.

Anthony Ruben, age 37, joined Options Talent Group on June 10, 2002 as Chief Operating Officer of the Company and its principal operating subsidiary, Options Talent, Inc. (now known as Trans Continental Talent, Inc.).  He has also served as a director of the Company since June 10, 2002 and Acting Chief Financial Officer of the Company and Options Talent, Inc. since July 2002. Mr. Ruben was previously Chief Financial Officer and Treasurer of Compass Knowledge Holdings, a publicly traded distance learning company located in Ocoee, Florida.  In 1999, Mr. Ruben was the Treasurer and Vice President of Corporate Development for Industar Digital PCS, a wireless telecommunications company located in Milwaukee, Wisconsin, sold to ATT.  From 1997 to 1999, Mr. Ruben served as an Investment Banker for Tucker Anthony in Milwaukee, Wisconsin.  Mr. Ruben received his undergraduate degree from the University of Illinois and his MBA from the University of Michigan. He passed the CPA examination in Illinois.

Rafiah Kashmiri, age 61, has served as a director of the Company since January 2002. Since 1984, Rafiah Kashmiri has been a principal shareholder, officer and director of Modasco, Inc. Modasco is a privately held company whose principal business is the creation of computer models and simulations and also included the marketing of unrepresented models through Internet web postings. Ms. Kashmiri holds Masters Degrees in nuclear physics and biophysics (with a minor in chemistry) from the University of Kentucky.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors currently has a standing audit committee.  The Board of Directors does not have a nominating committee or a compensation committee.

The audit committee recommends appointment of the Company’s independent auditors and is responsible for reviewing audit reports and procedures, internal accounting and financial controls, financial statements, internal audit reports, and accounting and financial human resources succession planning.  The audit committee was formed in March 2002 and its initial members were R. Edward Bell and Rafiah Kashmiri.  Since Mr. Bell was removed from the Board of Directors in June 2002, the audit committee did not hold any meetings during the fiscal year ended July 31, 2002.  Effective as of October 21, 2002, Ms. Kashmiri stepped down from the audit committee and Mark Tolner and Neil Mauskapf were appointed to serve as members of the committee. As employees and officers of the Company, Messrs. Tolner and Mauskapf are not “independent” directors as defined under the rules of the National Association of Securities Dealers, Inc. Subsequent to the effectiveness of the Merger, management intends to recruit additional directors who will meet the independence criteria of the NASD, and will seek the approval of the TCCI Shareholders to increase the number of Board seats in order to accommodate additional directors.

COMPENSATION OF DIRECTORS

The Company does not have any standard arrangements pursuant to which directors are compensated and does not currently pay any fees to its directors.

EXECUTIVE OFFICERS OF THE COMPANY

Our executive officers, who are elected and serve at the discretion of the board of Directors, are as follows:

Name

Age

Position

Mark R. Tolner

46

Chief Executive Officer

Louis J. Pearlman

48

Chairman of the Board-Elect

Gregory T. McDonald

53

President

Anthony Ruben

37

Chief Operating Officer & Acting Chief

Financial Officer

Neil Mauskapf

37

Chief Technology Officer

Terri L. Bears

29

Senior Vice President, Business Development

All of the above-named individuals are executive officers of both the Company and its principal operating subsidiary, Trans Continental Talent, Inc. (formerly known as Options Talent, Inc.), except for Terri Bears who holds office only with Trans Continental Talent, Inc. Biographical information with respect to Ms. Bears is set forth below.  Biographical information with respect to each of the remaining executive officers is set forth above under “The TCCI Shareholder Designees” and “Current Directors of the Company.”

Terri L. Bears has served as Senior Vice President of New Business Development of Trans Continental Talent, Inc. since January 2002.  Prior thereto, Ms. Bears held the same position at eModel, Inc., a private company that merged with the Company in January 2002.  She also served at eModel as director of scouting from May 2000 to September 2000, and held various positions with Studio 58, a division of Modasco, Inc. (whose principal business was the marketing of unrepresented models through Internet web postings) including scout, talent executive and manager, from February 2000 to May 2000.  From 1997 to 2000 and from 1999 to 2000, Ms. Bears was a teacher with the Brevard County, Florida School District and an educator with the University of Central Florida, respectively.

David Elliot served as a Senior Vice President of Marketing and Sales of the Company from October 2001 through September 25, 2002.  Mr. Elliot was terminated on September 25, 2002 with three weeks' notice. On or about October 18, 1995, Mr. Elliot pled guilty to a federal charge of conspiracy to commit bank fraud in satisfaction of charges brought against him in the United States District Court for the Middle District of Florida and the United States District Court for the District of Columbia.

EXECUTIVE COMPENSATION

The following table provides information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal year ended July 31, 2002 of its current Chief Executive Officer, its former Chief Executive Officer (who resigned in September 2002), and the other executive officers of the Company whose total compensation exceeded $100,000 during such year (based upon combined salary and bonus).

Summary Compensation Table

Name and Principal position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards ($)	Securities Underlying Options (1)	LTIP Payout ($)
Mohamed Hadid Former CEO (2)	FY 2002 FY 2001 FY 2000	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	$0 $0 $0
Mark Tolner Current CEO and former President (3) (4)	FY 2002 FY 2001 FY 2000	$117,115 $0 $0	$0 $0 $0	$2,977 $0 $0	$70,000 (5) $0 $0	30,360 0 0	$0 $0 $0
David Elliot Former Exec VP (6) (7)	FY 2002 FY 2001 FY 2000	$18,423 $0 $0	$341,589 $0 $0	$13,497 $0 $0	$0 $0 $0	34,500 0 0	$0 $0 $0
Neil Mauskapf CTO	FY 2002 FY 2001 FY 2000	$48,077 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	2,070 0 0	$0 $0 $0
Anthony Ruben COO (8)	FY 2002 FY 2001 FY 2000	$30,770 $0 $0	$0 $0 $0	$1,958 $0 $0	$0 $0 $0	60,000 0 0	$0 $0 $0
Terri Bears SVP Business Development (9)	FY 2002 FY 2001 FY 2000	$96,810 $56,840 $0	$0 $0 $0	$158,019 $6,200 $0	$0 $0 $0	0 8,625 0	$0 $0 $0

(1) Number of securities has been retroactively adjusted to reflect the 100-to-1 reverse stock split effected on September 20, 2002

(2) Mr. Hadid served as Chief Executive Officer of the Company from January 2002 to September 2002 and as Chairman of the Board from December 1998 to present.

(3) Mark Tolner served as President of the Company from August 2001 to September 5, 2002, and has served as Chief Executive Officer since September 5, 2002. He has also served as President of the Company’s principal operating subsidiary, Trans Continental Talent, Inc. (formerly known as Options Talent, Inc.), from January 2002 to September 5, 2002 and as Chief Executive Officer of Trans Continental Talent, Inc. since September 5, 2002.  Mr. Tolner’s salary for fiscal 2002 includes $45,000 received from the Company and $72,115 received from Trans Continental Talent, Inc.

(4) Pursuant to Mr. Tolner’s employment agreement, the Company funds his participation in all benefit programs currently in place.  The $2,977 of “other annual compensation” referred to above represents medical premiums paid on behalf of Mr. Tolner during the fiscal year ended July 31, 2002.

(5) Pursuant to his employment agreement, Mr. Tolner received a stock grant of 1,000,000 fully-vested shares of restricted common stock of the Company on February 28, 2002. As of July 31, 2002, Mr. Tolner’s holdings of restricted stock consisted of 1,000,000 shares having a value of $70,000. After giving effect to the 100-to-1 reverse stock split effected on September 20, 2002, Mr. Tolner’s holdings of such restricted stock were adjusted to 10,000 shares.

(6) David Elliot served as Executive Vice-President of Sales and Marketing of the Company from January 2002 until his termination in September 2002.  Prior thereto he was employed in the same capacity by eModel, Inc. from November 2001 until the Company’s acquisition of eModel in January 2002. Accordingly, his compensation for fiscal 2002 includes payments received from eModel, Inc. during the first three months of such fiscal year. His primary compensation consisted of sales commissions.  As a part of his compensation package a vehicle allowance was paid by the Company.  For the last fiscal year the vehicle allowance was $9,946.

(7)  Prior to his termination, Mr. Elliot was entitled to participate in all company sponsored benefit programs at company expense.  For fiscal year 2002, the premiums paid on behalf of Mr. Elliott equaled $3,552.

(8)  Mr. Ruben joined the Company as Chief Operating Officer in June 2002. As part of Mr. Ruben’s employment agreement, the Company funds his participation in all benefit programs currently in place.  The $1,958 of “other annual compensation” referred to above represents the medical premiums paid on his behalf during the fiscal year ended July 31, 2002.

(9) Ms. Bears’ compensation for fiscal 2002 includes payments received from eModel, Inc. (which was acquired by the Company in January 2002) during the first 6 months of such fiscal year.  All compensation for fiscal 2001 was received from eModel. The amounts referred to above as “other annual compensation” represent sales commissions.

STOCK OPTION GRANTS IN FISCAL 2002

The following table sets forth the grants of stock options to the executive officers named in the Summary Compensation Table during the fiscal year ended July 31, 2001.

Option Grants in Fiscal 2002

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted To Employees In Fiscal Year	Exercise Price ($/Sh) (1)	Market Price On Date of Grant (1)	Expiration Date
Mark Tolner	30,360 (2)	12.8%	$1.45	$16.00	1/31/2012
Neil Mauskapf	2,070 (3)	0.9%	$6.00	$6.00	6/6/2012
Anthony Ruben	60,000 (4)	25.3%	$4.00	$4.20	7/24/2012
David Elliot	34,500 (5)	14.5%	$1.45	$1.45	9/25/2005

(1) Number of securities, exercise price and market price on date of grant all have been retroactively adjusted to reflect the 100-to-1 reverse stock split effected on September 20, 2002.

(2) These options were originally granted to Mr. Tolner by eModel, Inc. in respect of his employment with that company commencing January 28, 2002. On January 31, 2002 the options were converted into options of the Company in connection with its acquisition of eModel, Inc. These options vest in cumulative annual installments of 33 1/3% commencing on January 31, 2003.  Prior to the reverse stock split, the number of shares underlying Mr. Tolner’s options was 3,036,000.

(3) These options vest in cumulative annual installments of 33 1/3% commencing on January 28, 2003. Prior to the reverse stock split, the number of shares underlying Mr. Mauskapf’s options was 207,000.

(4) These options vest in cumulative annual installments of 33 1/3% commencing on June 10, 2003. Prior to the reverse stock split, the number of shares underlying Mr. Ruben’s options was 6,000,000.

(5) These options were originally granted to Mr. Elliot by eModel, Inc. in respect of his employment with that company. On January 31, 2002 the options were converted into options of the Company in connection with its acquisition of eModel, Inc. Accordingly, the exercise price and market price on date of grant have been retroactively adjusted to give effect to the merger of eModel into a subsidiary of the Company. By mutual agreement, these options became fully vested upon the termination of Mr. Elliot’s employment in September 2002. Prior to the Company’s reverse stock split, the number of shares underlying Mr. Elliot’s options was 3,450,000.

FISCAL YEAR-END OPTION VALUES

The following table sets forth the number and value of options held by the executive officers named in the Summary Compensation Table at July 31, 2002. No stock options were exercised by such executive officers during the fiscal year ended July 31, 2002.

Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End (1) (2)	Value of Unexercised in-the-money Options at Fiscal Year- End (3)
Mark Tolner (4)	30,360	$168,498
Neil Mauskapf (5)	2,070	$2,070
Anthony Ruben (6)	60,000	$180,000
David Elliott (7)	34,500	$191,475
Terri Bears (8)	8,625	$47,869

(1) Number of securities has been retroactively adjusted to reflect the 100-to-1 reverse stock split effected on September 20, 2002.

(2) All of the options listed in the table were unexercisable as of July 31, 2002.

(3) In-the-money options are those for which the fair market value of the underlying Common Stock exceeds the exercise price of the option. The value of in-the-money options is determined by subtracting the aggregate exercise price of such options or warrants from the aggregate year-end value of the underlying Common Stock.

(4) Prior to the reverse stock split, the number of shares underlying Mr. Tolner’s options was 3,036,000.

(5) Prior to the reverse stock split, the number of shares underlying Mr. Mauskapf’s options was  207,000.

(6) Prior to the reverse stock split, the number of shares underlying Mr. Ruben’s options was  6,000,000.

(7) Prior to the reverse stock split, the number of shares underlying Mr. Elliot’s options was  3,450,000.

(8) Prior to the reverse stock split, the number of shares underlying Ms. Bears’ options was 862,500.

EMPLOYMENT AGREEMENTS

Tolner Employment Agreement.  The Company entered into an employment agreement with Mark R. Tolner dated January 28, 2002, subsequently amended as of June 17, 2002 and September 5, 2002.  The amended agreement provides for Mr. Tolner’s employment as Chief Executive Officer for a five-year term.  Mr. Tolner is entitled to base salary of $150,000 per annum, subject to an annual cost of living increase equal to three percentage points above the percentage increase in the consumer price index during the preceding calendar year.  As bonus compensation for the first year of employment, Mr. Tolner received a stock grant of 1 million restricted shares (subsequently adjusted to 10,000 shares pursuant to the 100-to-1 reverse stock split) of the Company’s common stock under the Company’s Management Incentive Compensation Plan. Mr. Tolner is also entitled to a sales performance bonus of (i) $10 per customer enrolled on the Company’s web site plus (ii) $10 for each $500 of gross sales of cruises and trips, to the extent such enrollments and sales are generated by the Company’s Orlando, Florida sales office. However, if the bonus calculation for any month is less than $20,000, then Mr. Tolner’s sales performance bonus for such month is forfeited (without any carryforward of revenues to the next month).  In addition, the Company pays the premiums for Mr. Tolner’s participation in all life, group insurance, medical care, disability, retirement and other employee benefit plans maintained by the Company.  Mr. Tolner is entitled to severance benefits if he is terminated without cause, or if he voluntarily resigns as a result of a change of control or for enumerated reasons including demotion, reduction of salary, relocation, assignment of duties that impair his ability to perform his obligations, or breach of the employment agreement by the Company.  In such circumstances, Mr. Tolner will be entitled to (i) a lump sum payment equal to all base salary (at the then-highest annual rate) that would have been payable for the period from the termination of employment through January 28, 2007; (ii) a payment of $10 per model enrolled on the Company’s web site for the period from the termination of employment through January 28, 2007 (without limitation as to which office generates such enrollments or sales); (iii) full medical coverage for Mr. Tolner and his spouse and minor children until he reaches age 65; (iv) accelerated vesting of all options, warrants and other stock appreciation rights held by Mr. Tolner; (v) continued funding by the Company, for the remainder of the employment period (but in any event not less than a period of one year after termination), of all benefits to which Mr. Tolner is entitled under the employment agreement; and (vi) reduction of the period of Mr. Tolner’s non-competition and non-solicitation covenants under the employment agreement from 18 months to 12 months.  For purposes of triggering these severance provisions, the merger transaction with TCCI is not deemed a change of control. The employment agreement also provides that, upon any termination of Mr. Tolner’s employment agreement, he may upon mutual agreement provide consulting services to the Company at a rate of $300 per hour, which compensation would be in addition to any severance payments to which he is otherwise entitled.

Ruben Employment Agreement.  The Company entered into an employment agreement with Anthony Ruben dated May 1, 2002, amended as of May 1, 2002.  The agreement provides for Mr. Ruben’s employment as Chief Operating Officer for a three-year term.  Mr. Ruben is entitled to base salary of $160,000 per annum. For each fiscal quarter in which the Company generates earnings before taxes, depreciation, amortization, one-time and impairment charges and write-offs (EDITDA) of at least $1,250,000, Mr. Ruben is entitled to bonus compensation equal to a percentage of EBITDA, which percentage can range between 1.0% to 2.0% depending on the ratio of EBITDA to Net Sales for the applicable quarter.  The Company also agreed to issue to Mr. Ruben options to purchase 6 million shares (subsequently adjusted to 60,000 shares pursuant to the 100-to-1 reverse stock split) of common stock of the Company. In addition, the Company pays the premiums for Mr. Ruben’s participation in all life, group insurance, medical care, disability, retirement and other employee benefit plans maintained by the Company.  Mr. Ruben is entitled to severance benefits if he is terminated without cause, or if he voluntarily resigns as a result of a change of control or for enumerated reasons including demotion, reduction of salary, relocation, assignment of duties that impair his ability to perform his obligations, or breach of the employment agreement by the Company.  In such circumstances, Mr. Ruben will be entitled to (i) a lump sum payment equal to twice the sum of his highest base salary plus highest bonus for any year within the 3-year period preceding termination (or the annualized sum of base salary plus maximum bonus for the year in which termination occurs); (ii) accelerated vesting of all options, warrants and other stock appreciation rights held by Mr. Ruben; (iii) continued funding by the Company, for the remainder of the employment period (but in any event not less than a period of one year after termination), of all benefits to which Mr. Ruben is entitled under the employment agreement; and (iv) reduction of the period of Mr. Ruben’s non-competition and non-solicitation covenants under the employment agreement from 18 months to 12 months.

Pearlman Employment Agreement.  The Company entered into an employment agreement with Louis J. Pearlman dated September 5, 2002, providing for his employment as Chairman of the Board for a five-year term.  Mr. Pearlman is entitled to base salary of $150,000 per annum, subject to an annual cost of living increase equal to three percentage points above the percentage increase in the consumer price index during the preceding calendar year.  Mr. Pearlman is also entitled to a sales performance bonus of (i) $10 per customer enrolled on the Company’s web site plus (ii) $10 for each $500 of gross sales of cruises and trips, to the extent such enrollments and sales are generated by the Company’s Orlando, Florida sales office. However, if the bonus calculation for any month is less than $20,000, then Mr. Pearlman’s sales performance bonus for such month is forfeited (without any carryforward of revenues to the next month). In addition, the Company has agreed to pay the premiums for Mr. Pearlman’s participation in all life, group insurance, medical care, disability, retirement and other employee benefit plans maintained by the Company.  Mr. Pearlman is entitled to severance benefits if he is terminated without cause, or if he resigns as a result of a change of control or for enumerated reasons including demotion, reduction of salary, relocation, assignment of duties that impair his ability to perform his obligations, or breach of the employment agreement by the Company.  In such circumstances, Mr. Pearlman will be entitled to (i) a lump sum payment equal to twice the sum of his highest base salary plus highest bonus for any year within the 3-year period preceding termination (or the annualized sum of base salary plus maximum bonus for the year in which termination occurs); (ii) accelerated vesting of all options, warrants and other stock appreciation rights held by Mr. Pearlman; (iii) continued funding by the Company, for the remainder of the employment period (but in any event not less than a period of one year after termination), of all benefits to which Mr. Pearlman is entitled under the employment agreement; and (iv) reduction of the period of Mr. Pearlman’s non-competition and non-solicitation covenants under the employment agreement from 18 months to 12 months.

McDonald Employment Agreement.  The Company entered into an employment agreement with Gregory T. McDonald dated September 5, 2002, providing for his employment as President of the Company for a five-year term.  Mr. McDonald is entitled to base salary of $150,000 per annum, subject to an annual cost of living increase equal to three percentage points above the percentage increase in the consumer price index during the preceding calendar year. Mr. McDonald is also entitled to a sales performance bonus of (i) $10 per customer enrolled on the Company’s web site plus (ii) $10 for each $500 of gross sales of cruises and trips, to the extent such enrollments and sales are generated by the Company’s Orlando, Florida sales office. However, if the bonus calculation for any month is less than $20,000, then Mr. McDonald’s sales performance bonus for such month is forfeited (without any carryforward of revenues to the next month). In addition, the Company has agreed to pay the premiums for Mr. McDonald’s participation in all life, group insurance, medical care, disability, retirement and other employee benefit plans maintained by the Company.  Mr. McDonald is entitled to severance benefits if he is terminated without cause, or if he resigns as a result of a change of control or for enumerated reasons including demotion, reduction of salary, relocation, assignment of duties that impair his ability to perform his obligations, or breach of the employment agreement by the Company.  In such circumstances, Mr. McDonald will be entitled to (i) a lump sum payment equal to twice the sum of his highest base salary plus highest bonus for any year within the 3-year period preceding termination (or the annualized sum of base salary plus maximum bonus for the year in which termination occurs); (ii) accelerated vesting of all options, warrants and other stock appreciation rights held by Mr. McDonald; (iii) continued funding by the Company, for the remainder of the employment period (but in any event not less than a period of one year after termination), of all benefits to which Mr. McDonald is entitled under the employment agreement; and (iv) reduction of the period of Mr. McDonald’s non-competition and non-solicitation covenants under the employment agreement from 18 months to 12 months.

Under the above employment agreements, for each customer enrolled on the Company’s web site (at a current cost of $595 per enrollment) through the Orlando office, and for each $500 of gross sales of cruises and trips produced by the Orlando office, the Company pays out an aggregate of $30 in commissions, in each case subject to the minimum monthly revenue target being achieved.

Messrs. Pearlman, McDonald and Tolner have entered into a multi-party agreement pursuant to which the bonus compensation under their respective employment agreements may be subject to waiver.  The other parties to this multi-party agreement are Madison Consulting Company, General Services Corp. and Corporate Media Services, Inc., each of which has entered into a consulting agreement with the Company (which consulting agreements are described in further detail below).  Under these consulting agreements, the consulting firms are entitled to sales performance bonuses similar to those payable pursuant to the Pearlman, McDonald and Tolner employment agreements, based on the level of web site enrollments and/or cruise and trip sales generated by the Company.  The parties to these employment agreements and consulting agreements have mutually agreed that if any four of such parties determine in good faith that the Company’s financial condition would be materially adversely affected by the payment of sales performance bonuses, then they can require all six such parties to permanently waive all sales performance bonuses payable with respect to a specific month under their respective agreements. In addition, any five of such parties can bind all of them to the terms of any buy-out by the Company of expected future sales performance bonuses, provided that any buy-out of less than all of the future bonuses must be done on a pro rata basis for all six parties.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreements

The Company has entered into the following agreements with respect to the provision of consulting services by certain related parties:

•

Consulting Agreement with Madison Consulting Company dated January 14, 2002, amended as of September 5, 2002;

•

Consulting Agreement with Corporate Media Services, Inc. dated January 14, 2002, amended as of September 5, 2002; and

•

Consulting Agreement with General Services Corp. dated January 14, 2002, amended as of September 5, 2002

Corporate Media Services, Inc.

Corporate Media Services, Inc. is wholly owned by Cortes Randell. Mr. Randell has received certain indemnities and security interests from the Company in connection with his undertaking to guarantee certain obligations of the Company.  He has also received loans from, and provided loans and advances to, the Company.  See “Certain Relationships and Related Transactions – Loans and Advances to Consultants” “– Indemnification, Reimbursement and Security Agreement” and “– Loans from Cortes Randell.” Mr. Randell formerly served as Chairman and Chief Executive Officer of eModel, Inc. until January 2002. Mr. Randell is the husband of Joan Randell, the sole trustee of The Jefferson Trust, and their children are the beneficiaries under such Trust.  As disclosed in further detail below, the Jefferson Trust beneficially owns shares of Common Stock and Preferred Stock of the Company and exercises voting control over additional shares of Common Stock pursuant to the Stockholders’ Agreement dated January 14, 2002 by and among the Company, Mohamed Hadid, Graye Capital, Ltd., Fortune Multimedia, Ltd. Homesite Capital, Ltd., The Jefferson Trust, The Paramount Trust and The Morgan Trust (the “Stockholders’ Agreement”).  See “Security Ownership of Certain Beneficial Owners and Management.” Cortes Randell is neither a trustee nor a beneficiary of The Jefferson Trust.

Cortes Randell pled guilty in 1975 to four related securities fraud charges. In 1979, Mr. Randell was convicted of mail and securities fraud and related charges. In 1995, Mr. Randell entered into a Consent Order with the Federal Trade Commission ("FTC") arising out allegations by the FTC that Financial News Service Group, Inc., a company in which Mr. Randell was an officer, director and principal shareholder, had entered into an anti-competitive agreement with Reuters America, Inc. regarding the production and sale of fast turnaround news transcripts, thereby restricting competition, allocating markets and restraining prices. Under the Consent

Order, Mr. Randell agreed not to enter into any agreement with Reuters America, Inc. relating to fast turnaround news transcripts and not to enter into any agreements to allocate or divide customers or markets or to maintain resale prices in the news transcript business.

Mr. Randell has guaranteed obligations of the Company under certain merchant accounts, primarily with Provident Bank, which relate to the bank’s processing of credit card transactions by individuals purchasing the services of the Company (the “Merchant Account Guarantees”), as well as equipment and real property leases.  The aggregate amount of Merchant Account Guarantees is estimated to be approximately $2.3 million.  The ability of the Company to access and have available to it merchant accounts is viewed by the Company as critical to its present and ongoing business, and the loss of Mr. Randell as a guarantor of these obligations would have a material adverse impact on the business of the Company.

Mr. Randell has also guaranteed the Company’s obligations to certain of its creditors, lessors and equipment vendors. In connection with the Company’s acquisition of eModel, Inc., the Company entered into an Indemnification, Reimbursement and Security Agreement pursuant to which the Company agreed to indemnify and defend Mr. Randell from liabilities incurred or paid by him with respect to such personal guarantees.  Also in connection with the eModel transaction, the Company entered into a letter agreement pursuant to which the Company’s Board of Directors resolved that persons authorized to sign or countersign checks, drafts, or other orders for the payment of money in the name of the Company were limited solely to two persons, one of whom was Mr. Randell, until the payment or satisfaction of tax liabilities of the Company due, owing and/or outstanding as of the closing of the eModel transaction. Mr. Randell is no longer an authorized signatory under this agreement. See “Certain Relationships and Related Party Transactions -- Indemnification, Reimbursement and Security Agreement with Cortes Randell.”

The consulting services rendered by Corporate Media Services are principally rendered by Ralph Edward Bell. Mr. Bell is the sole trustee of The Morgan Trust, and is a beneficiary, in addition to Mr. Bell’s spouse and children, under such Trust.  As disclosed in further detail below, the Morgan Trust beneficially owns shares of Common Stock and Preferred Stock of the Company and exercises voting control over additional shares of Common Stock pursuant to the Stockholders’ Agreement.  See “Security Ownership of Certain Beneficial Owners and Management.”

In 1999, the FTC commenced an action against Ralph Edward Bell seeking permanent injunctive and other relief relating to alleged unfair and deceptive acts or practices in connection with the advertising, promotion, offering for sale of talent management services for aspiring models or actors. In addition to Mr. Bell, other defendants included Model 1, Inc., Creative Talent Management, Inc. and Jason Hoffman, who is also a consultant to the Company through CMS as a travel coordinator. Mr. Bell entered into a Final Consent Order without admitting or denying the allegations of the complaint and was permanently enjoined, among other things, from making or assisting others to make any false or misleading oral or written representation in connection with the offer or sale of any goods or services for aspiring or professional actors and models. The foregoing FTC action and Consent Order was commenced and entered in the United States District Court for the Eastern District of Virginia, Civil Action No. 99-737A.

Madison Consulting Company

Madison Consulting Company is owned by The Washington Trust, the sole trustee of which is Joan Randell.  Mrs. Randell is also the sole trustee and a beneficiary of The Jefferson Trust, which beneficially owns shares of Common Stock and Preferred Stock of the Company and exercises voting control over additional shares of Common Stock pursuant to the Stockholders’ Agreement, as disclosed in further detail below. See “Security Ownership of Certain Beneficial Owners and Management.” The consulting services rendered by Madison Consulting are principally performed by Cortes Randell, the husband of Joan Randell.

The consulting services rendered by Mr. Randell are principally rendered to the Company's Board of Directors, Chief Financial Officer and such accounting personnel as the Chief Financial Officer may direct.  These services principally relate to the cash management function of the business and consist of ongoing analysis of the Company's cash position, the monitoring of revenue inflow to the Company through credit card sales and direct consumer payments, the monitoring of refunds to consumers and charge backs, the reconciliation of the daily financial status of the Company to assist the Company in not incurring an overdraft position, and advising with respect to account payable disbursements other than normal and recurring payroll and regular recurring payments, such as for rent and utilities.  The foregoing consulting services are intended to benefit and facilitate the Company in its regular operations and are also intended to assist Mr. Randell in monitoring his ongoing exposure as a guarantor of the Company's obligations.  Other than the foregoing consulting services in the cash management function of the business, Mr. Randell does not control or direct the Company's external auditors or internal accounting personnel; does not prepare, direct or give input into the general ledger of the Company or other books and records of the Company; does not enter, participate or direct the entry of data into the Company's software accounting system; does not engage in any activities relating to payroll accounting, accounts payable accounting, accounts receivable accounting, or federal and state tax accounting.

The cash management functions of the Company as to which Mr. Randell renders consulting services are, however, significant aspects of the Company's operations and, in that context, Mr. Randell and Madison Consulting Company may be viewed as making significant contributions to the business of the Company.  The Company, however, does not view itself as being dependent upon Mr. Randell, other than for his continuing guarantee, as previously discussed.  While the loss of Mr. Randell as a guarantor of the Company would have a material adverse effect on the Company's business, the loss of Mr. Randell with respect to his availability to render ongoing consulting services would not have an adverse effect upon the Company, and the Company does not view itself to be dependent upon Mr. Randell with respect to those services.  The Company believes that it could either recruit direct employees or engage outside consultants to render the same or similar services as those rendered by Mr. Randell.

General Services Corp.

General Services Corp. is owned by Ms. Rafiah Kashmiri and her husband.  Ms. Kashmiri is the sole trustee and a beneficiary of The Paramount Trust.  As disclosed in further detail below, The Paramount Trust beneficially owns shares of Common Stock and Preferred Stock of the Company and exercises voting control over additional shares of Common Stock pursuant to the Stockholders’ Agreement. See “Security Ownership of Certain Beneficial Owners and Management.”  Ms. Kashmiri is currently a director of the Company, although she has agreed to step down on the date that the TCCI designees take office. The consulting services rendered by General Services Corp. are principally rendered by Alec DeFrawy, the son of Ms. Kashmiri.

In relation of a 1991 offence, in 1995, Alec DeFrawy pled guilty to a criminal charge of conspiracy to commit bank fraud and wire fraud. This charge arose from the same indictment to which Mr. Elliot pled guilty in the United States District Court for the District of Columbia. As part of his sentence, Mr. DeFrawy was ordered to pay restitution.

Terms of the Consulting Agreements

The above consulting agreements have substantially identical terms.  Each agreement is of indefinite duration and can only be terminated by the Company after a period of five years following notification to the consultant.  However, the Company may terminate the agreement for cause within a 15-day period if any associate of a consultant is convicted of a felony or if the Company is materially injured as a result of a willful breach of the agreement by the consultant. Under each of the consulting agreements, the consultant is entitled to fees in the amount of $150,000 per annum and a sales performance bonus equal to (i) $10 per model enrolled on the Company’s web site plus (ii) $10 for each $500 of gross sales of cruises and trips, to the extent such enrollments and sales are generated by the Company’s Orlando, Florida sales office. However, if the bonus calculation for any month is less than $20,000, then the sales performance bonus for such month is forfeited (without any carryforward of revenues to the next month).  As a result, for each customer enrolled on the Company’s web site through the Orlando office, and for each $500 of gross sales of cruises and trips produced by the Orlando office, the Company pays out an aggregate of $30 in commissions under the consulting agreements, in each case subject to the minimum monthly revenue target being achieved. In addition, to the extent the Company collects any outstanding fees receivable relating to its earlier sale of certain rights in England and Asia, the consultant is entitled to receive a commission equal to 10% of the amount collected. To date, approximately $1,080,000 of such receivables have been collected, and all commissions thereon have been paid. The consultant is also entitled to reimbursement of expenses incurred in the performance of its duties. The agreements provide for severance benefits if a termination occurs within one year after a change of control, if the Company terminates the agreement without cause, or if the consultant elects to terminate the agreement for enumerated reasons including reduction of annual fees, relocation of the Company’s principal office, the Company’s failure to have the agreement assumed by any successor or assignee, an attempted termination of the agreement by the Company without cause, or a breach of the agreement by the Company. The severance benefits include: (i) a lump sum payment equal to all annual consulting fees (at the then-highest rate) that would have been payable for the period from the termination of the agreement through January 14, 2007; (ii) payment of $10 per model enrolled on the Company’s web site plus $10 for each $500 of gross sales of cruises and trips sales (without limitation as to which office generates such enrollments or sales) for the period from the termination of the agreement through January 14, 2007; and (iii) full medical coverage for the sole owner of the consultant, as well as spouses and minor children, until the sole owner reaches age 65.  In addition, upon a change of control, all stock options, stock awards and similar grants will automatically vest.  For a period of one year after any change of control, the Company cannot adversely modify the consultant’s bonus compensation, commissions or expense reimbursement. The merger transaction with TCCI is not deemed a change of control for purposes of the foregoing. The consulting agreements also provide that, upon any termination of the agreement, the consultant may upon mutual agreement provide consulting services to the Company at a rate of $300 per hour, which compensation would be in addition to any severance payments to which the consultant is otherwise entitled.

The consulting agreements were originally entered into in August 2000 between the respective consulting firms and eModel, Inc., a private company into which a subsidiary of the Company merged in January 2002. Accordingly, during the fiscal year ended July 31, 2002, the consulting firms received payments from eModel through January 31, 2002 and from the Company thereafter. The aggregate consulting fees and bonuses paid during such fiscal period were $288,950 to Corporate Media Services,

$320,394 to Madison Consulting and $274,798 to General Services Corp. During the period from August 2000 to July 31, 2001, eModel paid consulting fees and bonuses of $100,297 to Corporate Media Services, $39,268 to Madison Consulting and $64,862 to General Services Corp.

Agreement to Allow Parties to Defer Bonus Compensation Under Employment and Consulting Agreements.

As discussed above, the Company has entered into employment agreements with Louis J. Pearlman, Gregory T. McDonald and Mark R. Tolner, and consulting agreements with Madison Consulting Company, General Services Corp. and Corporate Media Services, Inc.  Each of these agreements provides for the payment of sales performance bonuses to the respective employee or consultant based on the level of web site enrollments and/or cruise and trip sales generated by the Company.  The parties to these agreements have agreed amongst themselves that if any four of such parties determine in good faith that the Company’s financial condition would be materially adversely affected by the payment of sales performance bonuses, then they can require all six such parties to permanently waive all sales performance bonuses payable with respect to a specific month under their respective agreements. In addition, any five of such parties can bind all of them to the terms of any buy-out by the Company of expected future sales performance bonuses, provided that any buy-out of less than all of the future bonuses must be done on a pro rata basis for all six parties.

Loans and Advances to Consultants

Cortes Randell is currently indebted to the Company in the amount of approximately $311,600, representing principal and accrued interest under outstanding loans issued by the Company.  This includes a loan of $199,000 at an interest rate of 5% per annum, maturing on April 30, 2003, and a loan of $98,180 related to the Company’s acquisition by merger of eModel, Inc. in January 2002, which does not accrue interest and has no stated maturity date.

Corporate Media Services, Inc. is currently indebted to the Company in the amount of approximately $118,000, representing principal and accrued interest under outstanding loans originally issued by eModel, Inc. and assumed by the Company in connection with its acquisition of eModel. Two of these loans, having an aggregate principal amount of $28,000, bear interest at the rate of 4.75% per annum and mature in December 2002.  The remaining loans bear interest at the rate of 5% per annum and mature in January 2003. In addition, during the fiscal year ended July 31, 2002 the Company provided to Corporate Media Services a non-interest bearing advance of $21,147 against future payments under its consulting agreement.

During the fiscal year ended July 31, 2002, the Company provided to General Services Corp. non-interest bearing advances of $15,500 and $21,147 against future payments under General Service Corp.’s consulting agreement.

During the fiscal year ended July 31, 2002 the Company provided to Madison Consulting Company non-interest bearing advances of $21,147 and $1,000 against future payments under Madison’s consulting agreement.

Indemnification, Reimbursement and Security Agreement with Cortes Randell

Cortes Randell has guaranteed the payment and/or performance of certain obligations of the Company to third party lenders, lessors and other creditors. The aggregate amount of such obligations is estimated to be approximately $200,000. Pursuant to an Indemnification, Reimbursement and Security Agreement with Mr. Randell dated January 14, 2002, the Company has agreed to reimburse Mr. Randell for all payments made by him in respect of such guaranteed obligations, and to defend and indemnify Mr. Randell against liabilities incurred in connection with such guarantees.  In order to secure its indemnification obligations, the Company has granted Mr. Randell a security interest in all of its personal property, fixtures, instruments, accounts receivable, deposit accounts, securities and other investment properties, contract rights, insurance claims and proceeds, intangibles, and other rights and claims. The Company must also name Mr. Randell as a loss payee under all insurance policies relating to its properties and business. If the Company fails to reimburse Mr. Randell for any amount paid on its behalf, interest thereon will accrue at the rate of 7% per annum.

In connection with Mr. Randell’s role as guarantor of the Company’s obligations, in January 2002 Mr. Randell was given exclusive authority, together with one other person, to sign all checks, drafts and other orders for payment of money issued in the name of the Company, until the payment of all tax liabilities of the Company then due.  This arrangement was terminated in September 2002, and Mr. Randell is no longer an authorized signatory.

Loans and Advances from Cortes Randell

From time to time during the past two years, Cortes Randell has provided loans and short-term advances to the Company to cover operating expenses and other obligations.  The aggregate principal amount of credit extended to the Company during the fiscal year ended July 31, 2002 was approximately $330,000. All such loans and advances were provided on an interest-free basis.

License Agreement with Edge Sports Team, Inc.

The Company has entered into a License Agreement dated July 10, 2002 with Edge Sports Team, Inc.  The principal owners of Edge are The Jefferson Trust, The Paramount Trust, The Morgan Trust and Mark Tolner.  Each of The Jefferson Trust, The Paramount Trust and The Morgan Trust owns approximately 8% of the Company’s issued and outstanding shares on a fully-diluted basis, and exercises voting control over approximately 12.6% of the issued and outstanding shares (in each case after giving effect to the reverse stock split and assuming issuance of all shares of Common Stock issuable to the TCCI Shareholders).  Each of these trusts is also affiliated with a consulting firm that provides services to the Company. See “Certain Relationships and Related Transactions – Consulting Agreements.” Mark Tolner is the Chief Executive Officer and a director of the Company. Mr. Tolner did not participate directly in the negotiation of the License Agreement.

Pursuant to the License Agreement, Edge has granted to the Company a license to the Edge System, a web-based system for promoting high school athletes and assisting individuals and institutions in recruiting such athletes on the Internet.  The license enables the Company to use the Edge System in connection with the marketing of its sports program for the scouting, promotion and recruitment of athletes, and to incorporate the Edge System into a web site to be hosted by the Company. The Company was also granted a 90-day period during which it could market and sell franchises for the use of the Edge System.  However, now that such 90-day period has expired, Edge has the exclusive right to market and sell such franchises and is not obligated to give the Company the right to participate in such sales.  The Company is responsible for developing and hosting a web site on behalf of Edge (the “Edge Web Site”), and has the right to market its sports program on such web site as a service of the Company. Edge is entitled to license fees consisting of 20% of initial franchise fees generated by the Company, 20% of initial enrollment fees charged to athletes, and 10% of recurring monthly fees charged to athletes. In consideration for its web site development and hosting services, the Company will receive a fee of $50 each time an athlete pays a fee to any party other than the Company for enrolling on the

Edge Web Site, plus 5% of all monthly fees charged to athletes and collected by any party other than the Company. The License Agreement has a three-year initial term, which is renewable at the option of the Company for an additional seven-year period, provided that the Company has generated a specified amount of gross receipts during the initial term.

License Agreement with TCCI

In connection with the Merger, TCCI has granted the Company a non-exclusive royalty-free sub-license to use the registered trademark “Trans Continental.” This trademark is licensed to TCCI by the owner of the mark, Trans Continental Records, Inc., a corporation controlled by Louis J. Pearlman. Under the terms of the license, the Company has the right to use the mark on and in connection with goods and services pertaining to its business of recruiting and promoting models, musicians and vocalists.  Although the license is otherwise non-exclusive, the Company has the exclusive right to use the mark in connection with all modeling and modeling related activities.  At present, the “Trans Continental” mark is registered with the United States Patent and Trademark Office only for use in connection with music related products and services.  However, TCCI will cause an application to be submitted for the registration of the mark in connection with modeling services as well.  The Company’s license rights extend throughout the territories of the United States and on the Internet (irrespective of location).  TCCI has the right to inspect samples of the Company’s goods and services bearing the mark to ensure compliance with quality standards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our Board of Directors has fixed September 20, 2002 as the record date for the determination of stockholders entitled to receive this Information Statement (the “Record Date”).  As of the Record Date there were 2,302,165 shares of Common Stock issued and outstanding and 5,000,000 shares of Series C Convertible Preferred Stock issued and outstanding.  The holders of the Preferred Stock have the right to convert each share of Preferred Stock into 0.60 (after giving effect to the 100-to-1 reverse stock split) shares of Common Stock. In connection with the merger transaction with TCCI, the Preferred Stock holders have agreed to convert all of their preferred shares into Common Stock after the issuance of additional shares to the TCCI Shareholders as described above.  As a result, the outstanding Preferred Stock will be converted into an aggregate of 3,000,000 shares of Common Stock.

The following table sets forth certain information as of the Record Date with respect to the beneficial ownership of shares of Common Stock, including all shares of Common Stock issuable upon conversion of the Preferred Stock, by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding share capital, (ii) the directors and executive officers and (iii) the directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1924 and is based upon information furnished by the persons listed or contained in filings made by them with the SEC. All share amounts give effect to the 100-to-1 reverse stock split effected on September 20, 2002.  To the Company’s knowledge, each person has sole voting and investment power over the shares unless otherwise noted.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Joan Randell (3) c/o The Jefferson Trust 9017 Swift Creek Road Fairfax Station, VA 22039	1,063,712	12.6%
Ralph Edward Bell (4) c/o The Morgan Trust PO Box 616685 Orlando, FL 32861	1,063,712	12.6%
Mohamed Hadid (5) Resigning Director 9000 Sunset Blvd., Penthouse Los Angeles, CA 90069	991,155	11.8%
Rafiah Kashmiri (6) Resigning Director c/o The Paramount Trust PO Box 16650 Royal Palm Drive Groveland, FL 34736	1,063,712	12.6%
Louis J. Pearlman (7) Chairman of the Board-Elect and Director-Elect 7380 Sand Lake Road Suite #350 Orlando, FL 32819	2,142,625	25.4%
Gregory T. McDonald (8) President and Director-Elect 7380 Sand Lake Road Suite #350 Orlando, FL 32819	2,142,625	25.4%
Jeffrey P. Kranzdorf Director-Elect 184110 St. Moritz Drive Tarzana, CA 91356	-0-	-0-
Mark R. Tolner (9) CEO and Director 1701 Park Center Drive Orlando, FL 32835	11,500	*
Anthony Ruben Chief Operating Officer and Resigning Director 1701 Park Center Drive Orlando, FL 32835	-0-	-0-
Neil Mauskapf Chief Technology Officer and Director 1701 Park Center Drive Orlando, FL 32835	-0-	-0-
Directors and Executive Officers as a Group (10)	6,021,231	71.5%

       * Less than one percent

(1)

Amount of beneficial ownership includes shares of Common Stock and Preferred Stock on an as-converted (0.60 to 1) basis, but does not include shares of Common Stock issuable upon exercise of outstanding options, since none of the persons listed above has the right to acquire beneficial ownership of any securities within sixty days pursuant to the exercise of such options.

(2)

Percentage of ownership is based on 2,302,165 shares of Common Stock outstanding as of the Record Date, plus 3,000,000 shares of common stock issuable upon conversion of the Preferred Stock as of the Record Date, plus 3,122,450 additional shares of Common Stock issuable to Messrs. Pearlman and McDonald upon the effective date of the Merger. Shares issuable upon exercise of outstanding options are not included in the number of shares outstanding.

(3)

All shares are held by The Jefferson Trust, of which Joan Randell is sole trustee. Includes 10,606 shares of Preferred Stock which the Trust has the right to convert within 60 days into 636,360 shares of Common Stock (on a post-split basis). Also includes 373,560 shares with respect to which the Trust has voting control pursuant to an irrevocable proxy granted by Mohamed Hadid and certain other shareholders under the Stockholders’ Agreement.  Excluding the shares subject to such proxy, the Trust owns 690,152 shares of Common Stock (after giving effect to the reverse stock split and assuming the conversion of all shares of Preferred Stock held by the Trust) representing approximately 8.2% of the outstanding shares.

(4)

All shares are held by The Morgan Trust, of which Ralph Edward Bell is sole trustee. Includes 10,606 shares of Preferred Stock which the Trust has the right to convert within 60 days into 636,360 shares of Common Stock (on a post-split basis). Also includes 373,560 shares with respect to which the Trust has voting control pursuant to an irrevocable proxy granted by Mohamed Hadid and certain other shareholders under the Stockholders’ Agreement.  Excluding the shares subject to such proxy, the Trust owns 690,152 shares of Common Stock (after giving effect to the reverse stock split and assuming the conversion of all shares of Preferred Stock held by the Trust) representing approximately 8.2% of the outstanding shares.

(5)

Includes 15,000 shares of Preferred Stock which Mr. Hadid has the right to convert within 60 days into 900,000 shares of Common Stock (on a post-split basis). Pursuant to the Stockholders’ Agreement, Mr. Hadid has granted an irrevocable proxy to each of The Jefferson Trust, The Paramount Trust and The Morgan Trust with respect to the voting of his shares of Common Stock and Preferred Stock.  The proxy is in effect for a period of 7 years, subject to earlier termination with respect to any of the Trusts should it no longer beneficially own any shares of common or preferred stock of the Company.

(6)

All shares are held by The Paramount Trust, of which Ms. Kashmiri is sole trustee. Includes 10,606 shares of Preferred Stock which the Trust has the right to convert within 60 days into 636,360 shares of Common Stock (on a post-split basis). Also includes 373,560 shares with respect to which the Trust has voting control pursuant to an irrevocable proxy granted by Mohamed Hadid and certain other shareholders under the Stockholders’ Agreement.  Excluding the shares subject to such proxy, the Trust owns 690,152 shares of Common Stock (after giving effect to the reverse stock split and assuming the conversion of all shares of Preferred Stock held by the Trust) representing approximately 8.2% of the outstanding shares.

(7)

Consists of shares to be issued to Mr. Pearlman upon the effective date of the Merger. Ownership amount includes shares to be held by Louis J. Pearlman Enterprises, Inc., a corporation of which Mr. Pearlman is the sole shareholder.

(8)

Consists of shares to be issued to Mr. McDonald upon the effective date of the Merger. Ownership amount includes shares to be held by The Thomas A. Parker Trust, a revocable trust of which Mr. McDonald is the sole trustee.

(9)

 Includes shares held by Mr. Tolner’s spouse.

(10) Includes shares owned both by current directors who have agreed to resign and by directors-elect  who will replace such resigning directors.  As of the date on which the directors-elect take office, the then-existing directors and executive officers as a group will beneficially own 4,296,749 shares representing approximately 51.0% of the total outstanding share capital. In order to avoid double counting (for purposes of this line item only), the number of shares held by Rafiah Kashmiri does not include 330,385 shares owned by Mr. Hadid over which Ms. Kashmiri holds a voting proxy.

BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of reports furnished to us by our directors, executive officers and beneficial holders of 10% or more of our shares, and upon representations from those persons, all reports required to be submitted by such persons under Section 16(a) of the Securities Exchange Act of 1934 during the fiscal year ended July 31, 2002 were filed on a timely basis, except as follows:

The Jefferson Trust and Joan Randell as trustee failed to file one Form 3 on a timely basis. This filing related to a single transaction pursuant to which the said trust acquired 5,378,788 shares of Common Stock and 1,060,606 shares of Preferred Stock convertible into 63,636,360 shares of Common Stock (in each case prior to the effectiveness of the 100-to-1 reverse stock split).

The Morgan Trust and R. Edward Bell as trustee failed to one Form 3 on a timely basis.  This filing related to a single transaction pursuant to which the said trust acquired 5,378,788 shares of Common Stock and 1,060,606 shares of Preferred Stock convertible into 63,636,360 shares of Common Stock (in each case prior to the effectiveness of the 100-to-1 reverse stock split).

  The Paramount Trust and Rafiah Kashmiri as trustee failed to file one Form 3 on a timely basis. This filing related to a single transaction pursuant to which the said trust acquired 5,378,788 shares of Common Stock and 1,060,606 shares of Preferred Stock convertible into 63,636,360 shares of Common Stock (in each case prior to the effectiveness of the 100-to-1 reverse stock split).

Mohamed Hadid failed to timely file one Form 3 on a timely basis.  This filing related to three separate transactions pursuant to which Mr. Hadid acquired an aggregate of 9,115,546 shares of Common Stock and 1,500,000 shares of Preferred Stock convertible into 90,000,000 shares of Common Stock (in each case prior to the effectiveness of the 100-to-1 reverse stock split), and to the reporting of his status as an officer and director of the Company. This filing incorrectly reported that the number of shares of Common Stock acquired was 10,851,852, and Mr. Hadid has not filed an Amendment to his Form 3 to correct this error.

Mark R. Tolner failed to file one Form 4 on a timely basis.  This filing related to three transactions pursuant to which Mr. Tolner received (i) a stock award of 1,000,000 shares of Common Stock, (ii) a grant of options to purchase 3,036,000 shares of Common Stock, and (iii) a grant of options to his spouse to purchase 19,998 shares of Common Stock (in each case prior to the effectiveness of the 100-to-1 reverse stock split).

Anthony Ruben failed to file one Form 3 on a timely basis.  This filing related to a single transaction pursuant to which Mr. Ruben received a grant of options to purchase 6,000,000 shares of Common Stock (prior to the effectiveness of the 100-to-1 reverse stock split), and to the reporting of his status as an officer and director of the Company. This Form 3 was ultimately filed on or about July 31, 2002.

Neil Mauskapf failed to file two Forms 3 on a timely basis. The first filing related to the reporting of his status as an officer of the Company.  The second filing related to a single transaction pursuant to which he received a grant of options to purchase 207,000 shares of Common Stock (prior to the effectiveness of the 100-to-1 reverse stock split). This Form 3 was ultimately filed on or about July 31, 2002.

David Elliot failed to file one Form 3 on a timely basis. This filing related to a single transaction pursuant to which he received a grant of options to purchase 3,450,000 shares of Common Stock (prior to the effectiveness of the 100-to-1 reverse stock split), and to the reporting of his status as an officer of the Company. This Form 3 was ultimately filed on or about July 31, 2002.

Paul Glover, who was removed as a director in June 2002, failed to file a report with respect to the termination of his status as a reporting person under Section 16(a).

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Information Statement, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. You can identify our forward-looking statements by the words "expects," "projects," "believes," "anticipates," "intends," "plans," "predicts," "estimates" and similar expressions.

We have based the forward-looking statements relating to our operations on our current expectations, estimates and projections about the Company. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements.

OPTIONS TALENT GROUP

BY ORDER OF THE BOARD OF DIRECTORS

__/s/ Mark R. Tolner                                           ____

Mark R. Tolner

Chief Executive Officer

Date: November 15, 2002